 Filed Pursuant to Rule 253(g)(1)
 File No. 024-10498
OFFERING CIRCULAR
StreetShares Notes
MAXIMUM OFFERING: $50,000,000
MINIMUM OFFERING: $0

StreetShares, Inc., a Delaware corporation, (the Company, or we), is an online marketplace that provides loans to small businesses and offers institutional and accredited investors the opportunity to finance the loans alongside us. The proceeds of this offering will be used primarily to fund loans but also for general corporate purposes, including the costs of this offering.
StreetShares will offer and sell on a continuous basis, its StreetShares Notes (or the securities) described in this offering circular. This offering circular describes some of the general terms that may apply to the StreetShares Notes and the general manner in which they may be offered and follows the Form 1-A disclosure format.
The StreetShares Notes will:
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be priced at $25.00 each;

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represent a full and unconditional obligation of the Company;

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bear interest at 5%;

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have a three-year term and will be callable, redeemable, and prepayable at any time by the Company; and

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not be payment dependent on any underlying small business loan or loans issued on our online lending platform.

For more information on the StreetShares Notes being offered, please see the section entitled “Securities Being Offered” beginning on page 28 of this offering circular. The aggregate initial offering price of the StreetShares Notes will not exceed $50,000,000 in any 12-month period, and there will be no minimum offering.
We intend to offer the StreetShares Notes in $25.00 increments on a continuous basis directly through our StreetShares Basic website located at www.streetshares.com. At the present time, we do not anticipate using any underwriters to offer our securities.
We were incorporated in Delaware in 2013, and our principal address is 1985 Isaac Newton Square West, Suite 103, Reston, Virginia 20190. Our phone number is (571) 325-2966.
Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment. Please read the section entitled “Risk Factors” beginning on page 7 of this offering circular about the risks you should consider before investing.
	Price to the Public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
StreetShares Notes	$25.00	$0	$25.00	$0

IMPORTANT NOTICES TO INVESTORS
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.
Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.
The date of this offering circular is February 18, 2016.
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OFFERING CIRCULAR SUMMARY
This summary highlights information contained in this offering circular and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire offering circular, including our consolidated financial statements and the related notes thereto and the information in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our fiscal year ends June 30. References to our “2014 fiscal year” are to the period from inception (July 15, 2013) through June 30, 2014 and references to our “2015 fiscal year” are to the twelve months ended June 30, 2015.
Unless the context otherwise requires, we use the terms “StreetShares,” “Company,” “we,” “us” and “our” in this offering circular to refer to StreetShares, Inc.
Business Overview
We are an early-stage company making small business loans through an online platform. We currently provide secured and unsecured commercial loans from $2,000 to $100,000. We offer a marketplace for small business borrowers that is designed to provide a much-needed alternative to costly cash-advance and “payday”-type small business lenders.
We currently offer fully amortizing term loans for terms of 3 months, 6 months, 12 months, 18 months, 24 months, and 36 months, as well as a line of credit. These terms are subject to change as market needs dictate, and we anticipate offering additional products in the future. We use technology, data analytics, and our proprietary credit scoring model to assess the creditworthiness of each small business borrower applicant. If the applicant meets our criteria, we set the initial interest rate according to our credit and financial models. The final interest rate offered to the borrower will be determined by the marketplace. Under our business model, we generate revenue in three ways: through origination fees charged to borrowers, servicing fees charged to institutional and accredited investors, and interest generated from the portion of each loan that we fund ourselves.
Using our direct lending account, we fund a portion of every loan offered through our platform. The remainder of that loan is funded through institutional and accredited investors in a private placement of Member Payment Dependent Notes (or MPDNs). Loans are generally not funded until fully subscribed for by our investors and us at the end of the subscription period for such loan.
StreetShares Platforms
We currently operate two online platforms: StreetShares Basic and StreetShares Pro. StreetShares Notes will only be offered on the StreetShares Basic site. StreetShares Basic will not offer views of, nor the opportunity to purchase the MPDNs referenced above, which are a wholly different class of securities, dependent on the payment of a specific loan made to a specific small business customer. Those securities, which are not part of this offering, are available only through StreetShares Pro. By contrast, the StreetShares Notes, as more fully described in this offering circular are fully recourse to us, regardless of payments received by any specific small business customer of ours. StreetShares Note investors will have the opportunity to socially interact with a small sampling of our small business customers to enhance the social experience, but they will not be given individualized credit risk data on the sample customers, in order to avoid the misperception that they are investing directly in any of our small business borrower customers.
Prospective StreetShares Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.
The following features are available to participants in the StreetShares Notes program through our platform:
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Available Online Directly from Us.   You can purchase StreetShares Notes directly from us through our platform.

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No Purchase Fees Charged.   We will not charge you any commission or fees to purchase StreetShares Notes through our platform. However, other financial intermediaries, if engaged, may charge you commissions or fees.

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Invest as Little as $25.   You will be able to build ownership over time in by making purchases as low as $25.

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Flexible, Secure Payment Options.   You may purchase StreetShares Notes with funds electronically withdrawn from your checking account using our platform or by a wire transfer.

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Manage Your Portfolio Online.   You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports.

Proceeds from the StreetShares Notes contemplated in this offering will be used to fund loans and for general corporate purposes, including the costs of this offering, but StreetShares Notes are not dependent upon any particular loan and remain at all times the general obligations of StreetShares. Funds from the StreetShares Notes contemplated in this offering may be added to funds from our direct lending account and funds from institutional and accredited investors to collectively fund the loans. Funds may either be added to our investment in each transaction as replacement capital or used to increase our investment in a particular loan. Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.
In order to enhance investor due diligence and encourage a social investment experience, StreetShares Notes Purchasers will also be able to review loans currently available for funding on the StreetShares Pro site, but will not be able to view any investment or financial data relevant for any loan borrower, view the MPDN auction page nor purchase MPDNs related to those loans unless they qualify to purchase MPDNs and separately log in to the StreetShares Pro site. However, investors in StreetShares Notes will be able to provide feedback with respect to our activities, events, promotions (e.g., Veteran’s Day) and active loan portfolio through participation in voluntary surveys, favorite indicators and comment fields.
Strategic Partnerships
We attract borrowers and investors from our outreach efforts, as well as through strategic partnerships. From time to time, we have engaged partners on both sides of our two-sided marketplace. This includes membership organizations, corporate entities, and others who refer potential members to us. At present, we also have an ongoing relationship with an institutional debt investor, who has committed to buying portions of our loans.
Competitive Strengths
We believe we benefit from the following competitive strengths compared to traditional lenders:
We are part of the fast-growing online marketplace lending industry.   Marketplace and “peer-to-peer” lending platforms use technology to meet market demand where traditional bank and institutional financing has become more difficult to obtain. Marketplace lenders often have significant cost advantages over banks, including lower overhead and the absence of branch offices and extensive sales forces. These efficiencies often make it easier for nonbanks to originate loans to customers whose options were traditionally limited to banks.
We focus on an underserved banking sector.   Due to higher costs, we believe that banks cannot profitably serve the small business lending market for commercial loans below $100,000. Indeed, traditional banks have been exiting the small business loan market for over a decade. We believe our underwriting model and borrower acquisition strategy enable us to profitably originate loans at these levels.
We align our interests with our investors.   We are unique among marketplace lenders in that retain a portion of each loan we offer to institutional and accredited investors through our marketplace. Accordingly, in addition to the full-recourse option provided to StreetShares Notes holders, we demonstrate to all investors that we have “skin in the game” with every loan we underwrite.

Strategy
We will pursue the following strategies:
Continue to attract top talent.   Our beneficial small business lending model and proximity to major financial institutions allows us to attract top financial, technical, and legal talent. We plan to continue attracting experienced professionals in technology, credit and risk assessment, marketing, and finance to implement exceptional risk assessment and management tools in our underwriting process.
Develop “best-of-breed” underwriting standards.   We will continue to grow only if we originate resilient loans. We will do this with advanced analytics and technology developed by our experienced underwriting and technical team.
Scale our business to become a national leader in our sector.   We are focused on growing our national footprint and are testing advertising and marketing efforts in multiple channels. The increased awareness will enable us to scale our lending capacity and attract new members and small businesses to our platform.
Expand product offerings.   Over time, we plan to expand our offerings by introducing new credit products for small businesses. We may fund the expansion of our product offerings in part from the proceeds we receive from this offering, but we have not yet finalized the specific products we will introduce or established a particular timeline to expand our product offerings.
Risks Affecting Us
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 7. These risks include, but are not limited to the following:
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We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

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We have a history of operating losses and may not achieve consistent profitability in the future.

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We operate in a highly regulated industry, and our business may be negatively impacted by changes in the regulatory environment.

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Our business may be negatively impacted by worsening economic conditions and fluctuations in the credit market.

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We may not be able to increase the number and total volume of term loans or other credit products we extend to our customers.

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Competition in our industry is intense.

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Our loans are both secured and unsecured obligations of our borrowers, who may not fully meet their obligations, resulting in losses and/or costly and time-consuming collections efforts.

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We rely on data centers and outside service providers.

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Holders of StreetShares Notes are exposed to the credit risk of the Company.

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There has been no public market for StreetShares Notes and none is expected to develop.

Recent Developments
On May 31, 2015, we raised approximately $2.4 million through the issuance of notes convertible into shares of preferred stock in our next equity capital raise. We plan to use the proceeds to fund our business plan, which includes developing our technical platform, hiring additional staff, and borrower origination.
For the fiscal year ended June 30, 2015, we had revenues of  $94,574 and operating expenses of $2,019,606. As of February 4, 2016, we had originated 317 loans since the inception of our business in July 2014 for a total principal balance of more than $6.7 million. We currently have 1 loan that has charged off and 5 loans that are 90+ days delinquent.

Our Company
We were incorporated in Delaware in December 2013 and began operations in July 2014. Our principal address is 1985 Isaac Newton Square West, Suite 103, Reston, Virginia 20190. Our phone number is (571) 325-2966. Our website is www.streetshares.com. Except for this offering circular and our other public filings with the SEC pursuant to the requirements of SEC Regulation A, information found on, or accessible through, our website is not a part of, and is not incorporated into, this offering circular, and you should not consider it part of this offering circular. For more information, please see our filings on www.sec.gov.

The Offering
Securities offered by us
StreetShares Notes
StreetShares Platform
StreetShares Basic
StreetShares Notes
The StreetShares Notes will:
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be priced at $25.00 each;

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represent a full and unconditional obligation of the Company;

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bear interest at 5%;

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have a term of three years and will be callable, redeemable, and prepayable at any time by the Company; and

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not be payment dependent on any underlying small business loan or loans issued on our online lending platform.

Principal amount of StreetShares Notes
We will not issue securities hereby having gross proceeds in excess of  $50 million during any 12-month period. The securities we offer hereby will be offered on a continuous basis.
Regulation A Tier
Tier 2
StreetShares Notes Purchasers
Accredited investors pursuant to Rule 501 and non-accredited investors. Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth. Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.
Securities outstanding prior to this offering (as of October 31, 2015)
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10,253,914 shares of common stock;

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367,023 options to acquire common stock;

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329,098 warrants to acquire common stock;

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4,735,924 shares of series seed preferred stock;

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$1,740,737 aggregate principal amount of MPDNs; and

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$2,449,500 aggregate principal amount of convertible notes.

Manner of offering
See section titled “Plan of Distribution” beginning on page 35.
How to invest
Visit www.streetshares.com and click the “Invest” link at the top of the home page.
Use of proceeds
If we sell $50 million of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $49,500,000, assuming our offering expenses are

$500,000. We intend to use the proceeds from this offering to fund loans and for general corporate purposes including the costs of this offering. See “Use of Proceeds.”
Risk factors
See the section titled “Risk Factors” beginning on page 7 of this offering statement for a discussion of factors that you should read and consider before investing in our Securities.

RISK FACTORS
Investing in our securities involves a high degree of risk. Before deciding whether to invest, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes, and all of the other information in this offering circular. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. As a result, the value of our securities could decline, and you could lose part or all of your investment.
Risks Related to Our Industry
The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.
Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration, and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.
The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future. To the extent it is determined that the loans we make to our customers were not originated in accordance with all applicable laws, we might be obligated to repurchase any portion of the loan we had sold to a third party. We may not have adequate resources to make such repurchases.
Worsening economic conditions may result in decreased demand for our loans, cause our customers’ default rates to increase, and harm our operating results.
Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes.
Our customers are small businesses. Accordingly, our customers have historically been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for our loans by potential customers or higher default rates by our existing customers. If a customer defaults on a loan payable to us, the loan enters a collections process where our systems and collections teams initiate contact with the customer for payments owed. If a loan is subsequently charged off, we may sell the loan to a third-party collection agency and receive only a small fraction of the remaining amount payable to us in exchange for this sale.
There can be no assurance that economic conditions will remain favorable for our business or that demand for our loans or default rates by our customers will remain at current levels. Reduced demand for our loans would negatively impact our growth and revenue, while increased default rates by our customers may inhibit our access to capital and negatively impact our profitability. Further, if an insufficient number of qualified small businesses apply for our loans, our growth and revenue could decline.
Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.
Competition for highly skilled personnel, especially engineering and data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the value, or the perceived market value, of our stock after any offering may adversely affect our ability to attract or retain highly skilled technical, financial, marketing, or other personnel.
In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.
Risks Related to Our Company
We are an early-stage startup with a history of net losses, and we may never become profitable.
In our second fiscal year ended June 30, 2015, the most recent year for which we have audited financial data, we had $94,574 in revenue. We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations.
We have a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:
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increase the number and total volume of loans and other credit products we extend to our customers;

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improve the terms on which we lend to our customers as our business becomes more efficient;

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increase the effectiveness of our direct marketing and lead generation through referral sources;

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increase repeat borrowing by existing customers;

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successfully develop and deploy new products;

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favorably compete with other companies that are currently in, or may in the future enter, the business of lending to small businesses;

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successfully navigate economic conditions and fluctuations in the credit market;

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effectively manage the growth of our business; and

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successfully expand our business into adjacent markets.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.
If the information provided by customers to us is incorrect or fraudulent, we may misjudge a customer’s qualification to receive a loan, and our operating results may be harmed.
Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, we may not be able to accurately assess the associated risk. In addition, data provided by third-party sources is a significant component of our underwriting process, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, and operating results.

In addition, we perform fraud checks and authenticate customer identity by analyzing data provided by external databases. We cannot assure that these checks will catch all fraud, and there is a risk that these checks could fail and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact, or fraud, in which case our revenue, operating results, and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.
Our risk management efforts may not be effective.
We could incur substantial losses, and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the creditworthiness of potential customers do not adequately identify potential risks, the risk profile of such customers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.
Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.
As described above we fund a portion of every one of our platform loans through our direct lending account. Additionally, we are responsible to pay on StreetShares Notes, regardless of loan losses. As a result, we face the risk that our customers will fail to repay their loans in full, as any such failure could lead us to incur losses directly, as well as indirectly in that investors on our loan platform might be less willing to continue investing in our loans. We reserve for losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to different regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition, and results of operations.
Our business may not be able to adequately scale its loan product distribution.
From formal launch of our lending product in July 2014 through February 4, 2016, we have originated 317 loans. We compete against larger companies in marketplace lending (such as Lending Club, Funding Circle, and OnDeck Capital), small business divisions of commercial banks (such as Capital One and Wells Fargo), and community banks and credit unions. Our competitors, especially banks, have substantially more resources than we do and spend millions of dollars on marketing. If we are unable to attract borrowers, or repeat borrowers, our results of operations will be adversely affected.
We originate relatively small-dollar loans which means we need to originate more loans to make as much money as competitors that originate larger-dollar loans.
Presently we are focused on loans up to $100,000. Some of our marketplace lending peers who offer larger-dollar loan products need to originate fewer loans than we do in order to reach the same amount of dollars lent. Our product requires human interaction before it can be approved, which may limit the number of loans we can originate and impact our ability to scale our business. If our per-loan origination costs are too high, our results of operations will be adversely impacted.
We rely on various referral sources and other borrower lead generation sources.
Unlike banks and other larger competitors with significant resources, we rely on our smaller-scale marketing efforts, affinity groups, partners, and loan referral services to acquire borrowers. We do not have exclusive rights to referral services, and we cannot control which loans or the volume of loans we are sent. In addition, our competitors may enter into exclusive or reciprocal arrangements with their own referral services, which might significantly reduce the number of borrowers we are referred. Any significant reduction in borrower referrals could have an adverse impact on our loan volume, which will have a correspondingly adverse impact on our operations and our company.
Many of our loans are unsecured obligations of our borrowers.
At this stage, many of our loans are unsecured obligations of the business borrowers. This means that, for those loans, we will not be able to foreclose on any assets of our borrowers in the event that they default. This limits our recourse in the event of a default. We may also attract borrowers who have fewer assets and may be engaged in less developed businesses than our peers. If we are unable to access collateral on our loans that default, our results of operations may be adversely impacted.
We rely on capital to grow loan volume and our business.
We are in the business of lending money. To demonstrate our commitment to our borrowers and our confidence in our underwriting criteria, we fund a portion of every loan ourselves. As our business scales and loan volume increases, we will require increasing amounts of capital to fund our loans as well as building out our operations. We have to carefully manage capital as we are not yet profitable. We have a line of credit from EagleBank which enables us to fund our loans and build our operations. In addition, we recently closed on approximately $2.4 million of convertible notes in order to assist us in growing our business. As our business grows, we will require increasing levels of new capital to fund our lending and operational needs, including payments of principal and interest on the StreetShares Notes. This need for capital will require us to find additional investors. Our inability to attract sufficient capital at all or on favorable terms will impact our ability to grow and remain in business.
We currently rely on a small number of investors to fund our loans.
We rely on investors, both individual and institutional, to fund the loans on our platform. If our investors were to significantly curtail investing, lose interest in marketplace lending, not engage our website often enough to continue investing, or redeploy cash to other purposes, our results could suffer.
In addition, in order to demonstrate our belief in our underwriting process and to generate returns, we currently fund a portion of every loan on our platform. Although we do not generally invest more than 10% of the principal amount of any single loan, we may use our discretion to fund up to 50% of a single loan in certain cases. Furthermore, it is somewhat likely that our investment will constitute a greater percentage in loans that are less attractive to platform investors. In any loan where we have an economic interest, we also have risk of loss. The concentration of too much capital invested in too many loans that do not perform or default could have a material adverse effect on our financial condition and results of operations.
We face increasing competition and, if we do not compete effectively, our operating results could be harmed.
We compete with other companies that lend to small businesses. These companies include traditional banks, merchant cash advance providers, and newer, technology-enabled lenders. In addition, other technology companies that lend primarily to individual consumers, such as Lending Club and Prosper Marketplace, have already begun to focus, or may in the future focus, their efforts on lending to small businesses.
Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do.
When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to explore new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to our strategic partners and borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. Those competitive pressures could also result in us reducing the origination fees or interest we charge to our customers. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.
Security breaches of customers’ confidential information that we store may harm our reputation and expose us to liability.
We store our customers’ bank information, credit information, and other sensitive data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of employee or third-party error, malfeasance, or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability.
Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, could harm our reputation and cause us to lose customers.
The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.
We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.
The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.
We rely on data centers to deliver our services. Any disruption of service at these data centers could interrupt or delay our ability to deliver our service to our customers.
We currently serve our customers from third-party data center hosting facilities. The continuous availability of our service depends on the operations of these facilities, on a variety of network service providers, on third-party vendors, and on data center operations staff. In addition, we depend on the ability of our third-party providers to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current disaster recovery arrangements, our business could be harmed.
We designed our system infrastructure and own or lease the computer hardware used for our services. Design and mechanical errors or failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.
We are reliant on the efforts of Mark Rockefeller and Mickey Konson.
We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including Mark Rockefeller, our Chief Executive Officer, and Michael “Mickey” Konson, our Chief Operating Officer. Messrs. Rockefeller and Konson have deep expertise that could not be easily replaced if we were to lose either or both of their services.
All of our employees are at-will and can leave us at any time.
Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.
We have a small number of employees, each of whom is important to our success.
We have only 17 full-time employees and 5 contractors. Each of them plays a significant role in our success. Our employees are divided along function lines: engineering and programming, sales and marketing, finance and credit, legal and regulatory, and administration and operations. The loss of any of our employees could have a material adverse impact on our operations. Additionally, because each employee plays such a critical role in a company of this size, any instances of human error or exercises of poor business judgment could negatively impact our company.
We have only one location and have no backup facility. Events beyond our control could affect our operations.
We have only one office — in Reston, Virginia. All of our employees work out of our Reston location. We do not have a ready backup location in the event our headquarters building become unavailable.
Events beyond our control may damage our ability to accept our customers’ applications, underwrite loans, maintain our platform, or perform our servicing obligations. In addition, these catastrophic events may negatively affect customers’ demand for our loans. Such events include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses, and telecommunications failures. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our facility. As we rely heavily on our servers, computer and communications systems, and the Internet to conduct our business and provide high-quality customer service, such disruptions could harm our ability to run our business and cause lengthy delays which could harm our business, results of operations, and financial condition.
Moreover, we lease our space and it is subject to reversion to our landlord. We currently are not able to switch instantly to a backup center in the event of failure of the main server site. This means that an outage at our offices or one of our data centers could result in our system being unavailable for a significant period of time. A business interruption may cause losses that we are unable to absorb. A system outage or data loss could harm our business, financial condition, and results of operations.

We rely on an outside servicing firm to service borrower payments.
We rely on an outside servicer, Portfolio Financial Services Company (or PFSC) in Portland, Oregon, to service all of our loans, pursuant to a servicing agreement we entered with PFSC in late 2014. We do not control PFSC or how many employees it devotes to our loans or the efforts with which they attempt to collect on our loans. Loan servicing is an increasingly regulated industry, with various federal and state laws governing the collection of consumer and small business loans. We do not have a ready backup servicer in the event that PFSC is suspended from servicing, or is suddenly unable or unwilling to service our loans.
The failure of PFSC to comply with regulations, or their inability to service or failure to remit loan payments to us would adversely affect our operations.
Our auditors have identified material weaknesses in our internal control over financial reporting.
In preparing our audit, our outside auditors observed items in the following two categories which amounted to material weaknesses over our financial reporting:
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Preparation of financial statements and accounting for non-routine transactions. Our auditors observed that, with the support of a part-time accountant, the Company is able to produce consolidated financial statements for internal use but requires substantial outside assistance to consider applicable U.S. GAAP standards and applications, as well as preparing required financial statement disclosures.

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Lack of segregation of duties and approval of account balances. Our auditors observed that, although the Company has a dual control review process in place for cash reconciliations, there is no formal documentation of this process, nor a system for performing all reconciliations on a monthly basis.

We are a startup company in the very early stages of execution on our business plan. Management is diligently seeking to provide additional depth and resources in the above areas. Nonetheless, if we are unable to mitigate these material weaknesses as we grow and scale our business, our financial reporting may not adequately reflect our financial condition, we may have liability for financial, accounting, and treasury mistakes, and we may not be able to attract investors to our platform.
Compliance with Regulation A and reporting to the SEC could be costly.
Compliance with Regulation A could be costly and requires legal and accounting expertise. Because the new rules implementing Title IV of the Jumpstart Our Business Startups Act of 2012 took effect in June 2015, we have no experience complying with the new provisions of Regulation A or making the public filings required by the rule. Besides qualifying this Form 1-A, we must file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U.
Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.
Risks Related to StreetShares Notes
Holders of StreetShares Notes are exposed to the credit risk of the Company.
StreetShares Notes are our full and unconditional obligations. If we are unable to make payments required by the terms of the notes, you will have an unsecured claim against us. StreetShares Notes are therefore subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of our senior creditors and our secured creditors to the extent of the value of their security.

There has been no public market for StreetShares Notes, and none is expected to develop.
StreetShares Notes are newly issued securities. Although under Regulation A the securities are not restricted, StreetShares Notes are still highly illiquid securities. No public market has developed nor is expected to develop for StreetShares Notes, and we do not intend to list StreetShares Notes on a national securities exchange or interdealer quotational system. You should be prepared to hold your StreetShares Notes through their maturity dates as StreetShares Notes are expected to be highly illiquid investments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This offering circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Offering Circular Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.” Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.
Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this offering circular. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this offering circular. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this offering circular. You should read this offering circular and the documents that we have filed as exhibits to the Form 1-A of which this offering circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.
Any forward-looking statement made by us in this offering circular speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS
If we sell $50,000,000 of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $49,500,000, assuming our expenses are $500,000 for such offerings. We intend to use approximately 95% of the proceeds from this offering to fund loans and approximately 5% of the proceeds for general corporate purposes, including the costs of this offering.
Our management team will determine the allocation of proceeds among our loan investments and general corporate purposes. Proceeds may be used to fund or supplement our investment in loans on our platform (up to 50% of a single loan), or may be used to increase our investment in loans that might otherwise be not fully subscribed by MPDN purchasers. See “— Risk Factors — Risks Related to Our Company — We currently rely on a small number of investors to fund our loans.”
We may also use the proceeds of the sale of StreetShares Notes for general corporate purposes. General corporate purposes might be, but are not limited to, the costs of this offering, including our outside legal and accounting expenses, employee payroll, rent and real estate expenses, utilities, computer hardware and software and promotion and marketing. Our management has sole discretion regarding the use of proceeds from the sale of StreetShares Notes.

ABOUT THE PLATFORM
Overview
StreetShares is an early-stage company that lends to small businesses through an online platform. We currently provide secured and unsecured commercial loans from $2,000 to $100,000. As of February 4, 2016, we had facilitated the issuance of over $6.7 million in loans.
We offer a marketplace (commonly referred to as the “platform”) for small business borrowers that is designed to provide a much-needed alternative to costly cash-advance and “payday”-type small business lenders. We currently offer fully amortizing term loans for terms of 3 months, 6 months, 12 months, 24 months, and 36 months, as well as a line of credit. We have not yet finalized the timeline for our next products, and all of these products are subject to change as market needs dictate.
We use technology, data analytics, and our proprietary credit scoring model to assess the creditworthiness of each small business borrower applicant. If the applicant meets our criteria, we fund a portion of the loan ourselves, setting the initial interest rate according to our credit and financial models, and placing the remaining portion onto the platform. The final interest rate offered to the borrower will be determined by the marketplace, where institutional and accredited investors participate. We currently fund the loans with a variety of sources, including our direct lending account and funds from institutional and accredited investors.
StreetShares Platforms
We currently operate two online platforms: StreetShares Basic and StreetShares Pro. StreetShares Notes will only be offered on the StreetShares Basic site. StreetShares Basic will not offer views of, nor the opportunity to purchase the MPDNs referenced above, which are a wholly different class of securities, dependent on the payment of a specific loan made to a specific small business customer. Those securities, which are not part of this offering, are available only through StreetShares Pro. By contrast, the StreetShares Notes, as more fully described in this offering circular are fully recourse to us, regardless of payments received by any specific small business customer of ours. StreetShares Note investors will have the opportunity to socially interact with a small sampling of our small business customers to enhance the social experience, but they will not be given individualized credit risk data on the sample customers, in order to avoid the misperception that they are investing directly in any of our small business borrower customers.
Prospective StreetShares Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.
The following features are available to participants in the StreetShares Notes program through our platform:
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Available Online Directly from Us. You can purchase StreetShares Notes directly from us through our platform.

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No Purchase Fees Charged. We will not charge you any commission or fees to purchase StreetShares Notes through our platform. However, other financial intermediaries, if engaged, may charge you commissions or fees.

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Invest as Little as $25. You will be able to build ownership over time in by making purchases as low as $25.

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Flexible, Secure Payment Options. You may purchase StreetShares Notes with funds electronically, and we will provide funding instructions.

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Manage Your Portfolio Online. You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports.

Proceeds from the StreetShares Notes contemplated in this offering will be used to fund loans and for general corporate purposes, including the costs of this offering, but StreetShares Notes are not dependent upon any particular loan and remain at all times the general obligations of StreetShares. Funds from the StreetShares Notes contemplated in this offering may be added to funds from our direct lending account and funds from institutional and accredited investors to collectively fund the loans. Funds may either be added to our investment in each transaction as replacement capital or used to increase our investment in a particular loan. Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.
Our Business
Under our business model, we generate revenue in multiple ways: through success or origination fees charged to borrowers, servicing fees charged to investors, and interest generated from the portion of each loan that we fund through our direct lending account.
Our credit policy targets borrowers with higher credit quality. In order to borrow on our platform, borrower members must display characteristics indicative of durable business and financial situations. These includes factors such as revenue, time in business, number of employees, and financial and credit variables.
A borrower member’s loan is personally guaranteed by the business owner and may be secured through a UCC filing. Our loans are fully amortizing and are repaid weekly through electronic bank payments. We are currently legally authorized to lend in 48 states plus the District of Columbia as a non-bank commercial lender:
• Alabama	• Alaska
• Arizona	• Arkansas
• California	• Colorado
• Connecticut	• Delaware
• District of Columbia	• Florida
• Georgia	• Hawaii
• Idaho	• Illinois
• Indiana	• Iowa
• Kansas	• Kentucky
• Louisiana	• Maine
• Maryland	• Massachusetts
• Michigan	• Minnesota
• Mississippi	• Missouri
• Montana	• Nebraska
• Nevada	• New Hampshire
• New Jersey	• New Mexico
• New York	• North Carolina
• Ohio	• Oklahoma
• Oregon	• Pennsylvania
• Rhode Island	• South Carolina
• Tennessee	• Texas
• Utah	• Vermont
• Virginia	• Washington
• West Virginia	• Wisconsin
• Wyoming
StreetShares borrower members are required to provide us with relevant financial and business data about their business and the personal guarantor. We use multiple methods to verify this information as well as the identity of the borrower member. Borrower members are required to provide us with bank account information and to verify that they are in fact the owner of the bank account before a loan is issued to the business.

Borrower Members
A business may become a StreetShares borrower member by signing up for an account through our website and agreeing to certain terms and conditions. Next, the borrower member may apply for a commercial loan through our platform. To do so, the borrower member must provide us with relevant financial and business data about the business and the personal guarantor. We use multiple methods to verify this information, as well as the identity of the borrower member. We use this data to underwrite the borrower member and determine whether to approve the pending loan application for placement on the StreetShares platform. If the loan is fully funded, the borrower member must provide us with bank account information to verify ownership of the account before the loan is issued.
Application Process
Potential borrowers submit loan requests through our website. Currently, loan requests must be between $2,000 and $100,000 for either a 3-month, 6-month, 12-month, 18-month, 24-month, or 36-month loan term. StreetShares lends to qualified borrower members who pass our basic business and credit qualifications and are approved through our underwriting platform. Borrowers provide a variety of information including income tax returns and bank statements.
Underwriting Process
Overview
Currently, we provide term loans of 3 months, 6 months, 12 months, 18 months, 24 months, and 36 months, as well as a line of credit, in amounts of  $2,000 to $100,000. We require a full personal guarantee from a principal owner of the business and, depending on a variety of credit risk factors, may secure the loan with a blanket lien on the business via UCC filing.
At the present time, we have only one loan category. Specifically, we provide simple, fully amortizing, fixed-term, installment loans to qualified borrower members. In order to qualify, business borrower applicants must be approved through our proprietary underwriting process, which analyzes credit and financial data of both the business and the business owner. Our proprietary credit loss prediction model is based on several business demographic factors (including business revenue, age of business, cash flows, and other variables) combined with certain consumer bureau attributes (including income, revolving debt, personal credit score, delinquency history, age of credit file, and number of inquiries). If the applicant passes the initial underwriting criteria, the business is assigned a proprietary StreetShares Score. The StreetShares Score ranges are grouped into five proprietary Risk Grades (A through E). The determination of what loan amount to approve, how the portion funded through our direct lending account will be priced, and whether to include a blanket lien is based on the above analysis, as well as additional factors (including length of loan, estimated default rates by type and grade, and general economic environment). At that point, the loan request is approved for placement on the StreetShares platform for institutional and accredited investors to fund.
Pricing and Loan Amount Assignment
The interest rates and loan amounts are established by the credit committee, which is comprised of the Chief Executive Officer, the Chief Risk Officer, and the Chief Credit Officer. The committee considers the following factors when establishing rates:
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General economic environment;

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Estimated default rates per loan type and grade of the loan;

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Product terms (length of the loan and eligibility for higher loan amount); and

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Competitive factors.

Risk Characteristics of Receivables
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Small businesses are more sensitive to macro-economic factors. A weakening economy will hamper the ability for a small business to meet the obligations of the loan.

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Many of the loans are unsecured obligations and none are presently guaranteed or insured by any third party or government agency. StreetShares, or our servicer will therefore be limited in our ability to collect on loans.

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StreetShares may provide insurance on loan products in the future.

Portfolio Information
If an applicant and the business pass the initial underwriting criteria, the borrower member is assigned a proprietary StreetShares Score. These StreetShares Score ranges are grouped into five Risk Grades (A through E). Our portfolio data on those loans is summarized below:
Loans issued from Inception to September 30, 2015 by Grade
	Loan Grade
Metric	A	B	C	D	E	Grand Total
Number Of Loans	31	45	39	37	44	196
Average Interest Rate	14.9%	18.6%	21.5%	23.9%	27.6%	21.6%
Total Amount issued	$1,063,725	$1,256,950	$697,550	$698,001	$493,451	$4,209,677
Average Business Age	5.2	5.3	5.3	5.1	4.0	4.9
Average Owner Income	$212,190	$198,495	$120,701	$99,752	$105,054	$145,565
Average Business Revenue	$1,252,643	$1,165,101	$878,295	$523,690	$407,372	$830,693
Average FICO	751	718	694	690	673	703
Average number of Employees	10.0	7.8	9.8	7.8	4.0	7.7
Average Inquiries in last 6 months	0.6	0.7	0.9	0.9	1.9	1.0
Expected Loss Rate Range	0 – 4.0%	4 – 6%	5 – 8%	8 – 10%	>10%	0 – 25%
Loans issued from January 1, 2015 to June 30, 2015 by Grade
	Loan Grade
Metric	A	B	C	D	E	Grand Total
Number Of Loans	11	17	15	16	24	83
Average Interest Rate	15.6%	19.6%	23.0%	25.0%	28.1%	23.2%
Total Amount issued	$406,225	$522,450	$308,550	$291,000	$271,775	$1,800,000
Average Business Age	4.5	4.6	6.7	4.4	4.0	4.8
Average Owner Income	$231,023	$251,788	$117,549	$104,165	$116,705	$157,258
Average Business Revenue	$1,718,179	$982,953	$1,324,169	$655,966	$417,481	$915,514
Average FICO	752	718	700	695	668	700
Average number of Employees	16.1	5.4	8.6	8.3	4.9	7.8
Average Inquiries in last 6 months	0.4	0.6	0.9	0.9	1.8	1.0
Expected Loss Rate Range	0 – 4.0%	4 – 6%	5 – 8%	8 – 10%	>10%	0 – 25%

Loans issued from Inception to December 31, 2014 by Grade
	Loan Grade
Metric	A	B	C	D	E	Grand Total
Number Of Loans	3	8	9	10	7	37
Average Interest Rate	13.2%	16.3%	20.3%	22.9%	26.2%	20.7%
Total Amount issued	$91,000	$235,000	$184,000	$235,001	$91,675	$836,676
Average Business Age	4.0	6.1	4.7	4.8	4.1	4.9
Average Owner Income	$185,895	$191,345	$138,335	$108,765	$108,651	$140,045
Average Business Revenue	$1,470,003$	$2,227,606	$931,984	$329,097	$288,441	$971,048
Average FICO	749	737	713	702	695	715
Average number of Employees	13.0	18.5	13.3	3.4	2.1	9.6
Average Inquiries in last 6 months	1.3	1.1	1.0	0.4	1.6	1.0
Expected Loss Rate Range	0 – 4.0%	4 – 6%	5 – 8%	8 – 10%	>10%	0 – 25%
Delinquencies
As of February 4, 2016, StreetShares has 1 loan that has charged off and 5 loans that are 90+ days delinquent.

DESCRIPTION OF PROPERTY
We lease our approximately 2,700-square-foot office space in Reston, Virginia and own no physical properties. If necessary, we believe we can find alternative office space without difficulty near our current location.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this offering circular. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are an online platform for small business loans. As of February 4, 2016, we have originated more than $6.7 million in loans and collected more than $2.7 million in customer payments since we made our first loan in July 2014. We generate revenue through origination fees, servicing fees we charge to institutional and accredited investors, and interest generated by the portion of each loan we fund through our direct lending account.
Operating Results
Revenues.   For the fiscal year ended June 30, 2015, we had revenues of  $94,574 compared to $0 in the fiscal year ended June 30, 2014. The increase is a result of the commencement of our lending operations and the recognition of origination fees, servicing fees, and interest revenues.
Operating Expenses.   For the fiscal year ended June 30, 2015, we had operating expenses of $2,019,606 compared to $226,156 in the fiscal year ended June 30, 2014. The largest line items of operating expenses were payroll and payroll taxes and professional fees.
Liquidity and Capital Resources
Sources of Liquidity
To date, we have funded our lending activities and operations primarily through equity and convertible debt financings, bank lines of credit, revenues, and institutional and accredited investments in our loans.
Equity and Convertible Debt Financings
In May 2014, we raised approximately $1.2 million from the combined issuance of equity in the form of preferred stock and convertible debt in the form of promissory notes that subsequently converted into preferred stock. In May 2015, we raised approximately $2.4 million from the sale of convertible promissory notes that may, in the future, convert to preferred stock. This capital is used for advertising and marketing, meeting our loan funding commitments, expanding operations, and for other general corporate purposes.
Bank Line of Credit
In June of 2014 and December of 2014, we closed on lines of credit from EagleBank for a maximum of $100,000 and $400,000, respectively. As of February 4, 2016, our balance under both lines was $150,000.
Operating Activities
Cash flows from operating activities primarily include net losses adjusted for (i) non-cash items included in net losses, including provisions for loan losses, depreciation and amortization expense, amortization of debt issuance costs, stock-based compensation expense, and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.
Operating and Capital Expenditure Requirements
We are planning equity fundraising within the next several months. We expect those funds, together with the net proceeds from this debt offering, our existing cash reserves, and borrowing capacity under our

EagleBank lines to be sufficient to meet our anticipated cash operating expense and capital expenditure requirements for our company’s near-term growth plan. If those funds are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.
Trends and Key Factors Affecting Our Performance
Investment in Long-Term Growth.   The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, expanding our product offerings, extending customer lifetime value, and expanding geographically. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.
Originations.   Our revenues have grown since our inception in 2013 primarily as a result of launching our first loan product in July 2014 and subsequent growth in originations. Growth in originations has been driven by the addition of new borrowers, increasing business from existing and previous borrowers, and increasing average loan size, as other factors such as effective interest yields and annual loan loss rates have remained relatively constant over this time.
Future growth will continue to depend, in part, on attracting new customers on both the borrower and investor side of our platform. We plan to increase our sales and marketing spending to attract these investors as well as continuing to increase our analytics spending to better identify potential borrowers. We continue to expect to rely on the veterans affinity networks for borrower acquisition and investor growth. We also originate loans through our direct and strategic partner channels. As we have invested more funds in our direct marketing efforts such as conference sponsorship and speaking events and focused on growing strategic partnerships, the relative share of each channel to our originations to new customers and to all customers has increased. We expect this trend to continue to the extent that we increase our investment in our direct and strategic partner channels.
We believe the behavior of our repeat borrowers will be important to our future growth. The extent to which we generate repeat business from our borrowers will be an important factor in our continued revenue growth and our visibility into future revenue. In conjunction with repeat borrowing activity, we expect our borrowers to increase their subsequent loan size compared to their initial loan size.
Summary of Critical Accounting Policies
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this offering circular (see pages F-7 – F-11), and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.
Cash and Cash Equivalents.   The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and checking, savings, and money market accounts held with financial institutions. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. We maintain our cash in bank accounts, which at times may exceed Federal Deposit Insurance Corporation limits. As of June 30, 2015, interest-bearing and non-interest-bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. We have not experienced any losses in such accounts and we believe these funds are not exposed to any significant credit risk.
Loan Assets.   We originate term loans that can be categorized as short-term (maturity less than 1 year) and long-term (maturity greater than 1 year). We value the full value of our loans at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the balance sheet date. As of June 30, 2015, we had originated 228 term loans and reported $2,139,515 loan assets.
Allowance for Loan Losses.   The allowance for loan losses (“ALL”), is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALL.
We evaluate the creditworthiness of the portfolio on an aggregated basis. We use a proprietary forecasted loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, seasonality, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. As of June 30, 2015, we had originated 228 term loans and reported $2,139,515 loan assets.
Impaired and Charged Off Loans.   Our loans are paid back on a weekly basis. We consider a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and, fees required with the original amortization schedule and, in our judgment, will continue to make their payments as scheduled.
Generally, after 120 days of delinquency, we will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when we determine it is probable that they will be unable to collect all of the remaining principal payments.
Property, Equipment, and Software.   Property, equipment and software (“PE&S”), consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a 2-year useful life. All other PE&S assets are estimated to have a 2–5 year useful life or lease-term, if shorter, for leasehold improvements.
Our internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs are capitalized beginning when the preliminary project stage is completed. We have authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.
Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally 2-5 years.
Loans and Payable to Investors.   The Company uses Member Payment Dependent Notes (or MPDNs) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower. Investors specify the amount and rate they require to fund that portion of the loan and the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the investor receives the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the investor will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the investor, less applicable servicing fees. MPDNs are available to accredited investors only.
Revenue Recognition.    The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through payment date. Service fees are fees charged to investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by investors, are recognized when received upon the funding of the loans.
The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan investors on a weighted basis by amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.
Income Taxes.   We recognize deferred tax asset and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.
Uncertain tax positions are recognized only when we believe it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.
We file income tax returns in the United States for federal, state, and local jurisdictions. We are potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2015, includes all returns filed since our inception. No income tax returns are currently under examination by taxing authorities.
Accounting for Stock-Based Compensation.   Our stock based compensation is measured based on the grant date fair value of the awards and recognized as compensation expense on a straight-line basis of the period during which the option holder is required to perform services in exchange for the award (vesting period). We use the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited. For the period July 15, 2013 (inception) through June 30, 2015, no stock-based compensation has been incurred.
Advertising Costs.   All advertising costs are expensed as incurred.

MANAGEMENT
Our executive officers and directors, and ages are as follows:
Name	Age	Position	Term of Office
Executive Officers:
Mark L. Rockefeller	38	Chief Executive Officer, Co-Founder, Director	Since December 2013
Michael Konson	43	Chief Operating Officer, Co-Founder, Director	Since December 2013
Madhur Grover	36	Chief Credit Officer	Since March 2015
Jesse Cushman	32	Principal Finance Officer and Principal Accounting Officer; Vice President of Finance	Since May 2014
Hayley Chang	37	General Counsel and Chief Compliance Officer, Secretary of the Board, Director	Since July 2014 (Director since June 2015)
Non-Executive Directors:
Paul Breloff	37	Director	Since May 2014
Don Rogers	69	Director	Since May 2014
Mark L. Rockefeller
Mr. Rockefeller co-founded StreetShares and has served as our Chief Executive Officer and a member of our Board of Directors since the company’s inception. Mr. Rockefeller began his career as a military officer, attorney, and federal prosecutor. Following service in Iraq and separation from the military, he joined the global financial services law firm Milbank, Tweed, Hadley & McCloy LLP, where his practice focused on securities, bankruptcy, and financial services litigation. He holds a bachelor’s degree in finance, as well as MBA, JD, and LLM degrees. He holds a bachelor’s degree in finance from the University of Colorado, is a graduate of the University of Denver and Columbia Law Schools, and is a term member of the Council on Foreign Relations.
Michael (“Mickey”) Konson
Mr. Konson co-founded StreetShares and has served as our Chief Operating Officer and member of our Board of Directors since the company’s inception. Prior to StreetShares, he spent nearly 12 years at Capital One Bank, where he was the lead executive for Capital One’s consumer retail bank business, and was the Senior Credit Officer for the retail bank. Mr. Konson also spent five years working in a variety of credit, marketing and operational leadership roles at Capital One’s small business unit. Previously, Mr. Konson was an analyst at McKinsey & Co. where he served clients from Africa and Europe. He holds business and law degrees from the University of Cape Town and an MBA from Harvard Business School.
Madhur Grover
Mr. Grover is StreetShares’ Chief Credit Officer. Previously, Mr. Grover spent 10 years at Capital One Bank, where his experience includes credit risk management, marketing, and strategy development. He led Capital One’s Credit Card Balance Transfer program. Prior to that, Mr. Grover led key projects in small business banking, auto finance, healthcare, and home improvement finance. He received his masters in industrial engineering from Texas A&M University and is a CFA charterholder.
Jesse Cushman
Mr. Cushman is StreetShares’ Vice President of Finance, Principal Finance Officer, and Principal Accounting Officer. Prior to joining StreetShares, Mr. Cushman was a trading manager at CLS Investments and an equity and debt trader for various hedge funds in Connecticut. Mr. Cushman holds an MBA from Georgetown University’s McDonough School of Business.
Hayley Chang
Ms. Chang is StreetShares’ General Counsel, Chief Compliance Officer, and has served as a member of the Board of Directors since 2015. She also serves as the Corporate Secretary. Previously, she was a federal prosecutor and regulatory compliance attorney. While with the Department of Justice, she served as the

Deputy Attorney General’s advisor for the Committee on Foreign Investment in the U.S. She also served in the U.S. Embassy in Baghdad, Iraq, where she oversaw the American rule-of-law mission. In private practice, Ms. Chang advised clients in government investigations and regulatory compliance matters. Ms. Chang received her law degree from Cornell Law School, where she served as an editor of the Cornell Law Review, followed by a federal appellate clerkship.
Paul Breloff
Mr. Breloff is the founding managing director of the Accion Venture Lab. Previously, Mr. Breloff worked with SKS Microfinance, India’s largest microfinance institution, leading business development and strategic initiatives and assisting on capital raising. He has also practiced corporate law with Mayer Brown, worked as a consultant for McKinsey & Co., and worked as an advertising account executive for Leo Burnett. Paul has a bachelor’s degree from Amherst College and a law degree from Yale Law School.
Don Rogers
Mr. Rogers is a named partner of Shulman, Rogers, Gandal, Pordy & Ecker, P.A. He has worked with many business entities, including start-up and early-stage business enterprises, to assist them in achieving their business objectives. He serves on the board of directors of both private and publicly held companies (founding Director of Eagle Bancorp) and has acted as a significant resource to those companies in that capacity. Don is also the Chairman of the EagleBank Foundation, a 501(c)(3) organization, providing funds to fight cancer and other noteworthy charities. He has a bachelor’s degree in Accounting from Hunter College and JD and LLM degrees from Georgetown University.
Board of Advisors
Troy A. Paredes
Mr. Paredes is the founder of Paredes Strategies LLC. He also currently serves as Distinguished Policy Fellow and Lecturer at the University of Pennsylvania Law School and as Lecturer on Law at Harvard Law School. From 2008 to 2013, Mr. Paredes served as a Commissioner of the U.S. Securities and Exchange Commission (SEC). Before joining the SEC, Mr. Paredes was a tenured professor at Washington University School of Law in St. Louis and held a courtesy appointment at Washington University’s Olin Business School. He taught and researched in the areas of securities regulation and corporate governance. At other times in his career, Mr. Paredes has practiced as a corporate lawyer and has been a consultant at a large firm. He has authored numerous academic articles and is the co-author (beginning with the fourth edition) of a multi-volume securities regulation treatise, with Louis Loss and Joel Seligman. Mr. Paredes holds a bachelor’s degree in economics from the University of California at Berkeley and a JD from Yale Law School.
Raj Date
Mr. Date serves as Managing Partner at Fenway Summer LLC, a consumer finance investment firm headquartered in Washington, DC. Mr. Date serves as a Director for several high-growth firms in consumer finance. Mr. Date was the first-ever Deputy Director of the U.S. Consumer Financial Protection Bureau (CFPB). As the Bureau’s second-ranking official, he helped steward the CFPB’s strategy, its operations, and its policy agenda. He also served on the senior staff committee of the Financial Stability Oversight Council and as a statutory deputy to the board of the Federal Deposit Insurance Corporation. Before being appointed Deputy Director of the CFPB, he acted as the interim leader of the new agency, serving as the Special Advisor to the Secretary of the Treasury. He led the CFPB for most of the first six months after its launch. He is a graduate of the College of Engineering at the University of California at Berkeley and Harvard Law School.
General (ret.) George Casey, USA
General Casey served as the Chief of Staff of the U.S. Army, the Army’s senior military officer, leading an organization of over 1 million men and women with a $200+ billion operating budget. General Casey’s 41-year military career included command of the Multinational Force-Iraq, a coalition of more than 30 countries and numerous Army commands. He currently serves as a Director at Georgetown University and as a Distinguished Senior Lecturer of Leadership at the Johnson Graduate School of Management at Cornell University. He also serves on several corporate boards. He holds a bachelor’s degree from the Georgetown University School of Foreign Service and received his masters in international relations from Denver University.
Pete Hartigan
Mr. Hartigan is CEO and Founder of Trusted Ventures, LLC, a digital marketplace holding company, located in San Francisco. Mr. Hartigan was on the founding team of SoFi (Social Finance) and served as SoFi’s Chief Community Officer and first Vice President of Sales. He has been an entrepeneur and worked at three venture capital firms (located in both Silicon Valley and Boston) with over $5 billion under management. He has a bachelor’s degree from Duke University and an MBA from Stanford’s Graduate School of Business.
Family Relationships
None.
Conflicts of Interest
We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and StreetShares on the other hand. Our employees are presently not permitted to borrow or invest on our platform.
Involvement in Certain Legal Proceedings
Except for routine collections suits against borrowers from time to time, we are not a party to any litigation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation of our three most highly paid executive officers for the 2015 fiscal year was as follows:
Name	Cash compensation*	Other compensation	Total compensation*
Executive Officers:
Mark L. Rockefeller	$125,000	N/A	$125,000
Michael Konson	$125,000	N/A	$125,000
Madhur Grover	$100,000	N/A	$100,000

*
Compensation numbers represent the annualized salaries for fiscal year 2015.

The Company has five directors, but only the three directors who also serve as officers are compensated, and only two of those fall within the category of the three most highly paid employees of the Company. Non-executive directors are not compensated for their board service. Executive compensation is set annually by our non-executive directors based on several factors including company and individual leadership, performance compensation of competitor peer group, and other factors.
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS
Name and address of beneficial owner(1)	Amount and nature of beneficial ownership as of October 31(2)	Amount and nature of beneficial ownership acquirable as of October 31	Percent of class
Mark L. Rockefeller	4,000,000 shares(3)	0	23.9
Michael Konson	3,096,974 shares(4)	0	18.5
Hayley Chang	180,000 shares(5)	0	1.1
Paul Breloff	1,551,590 shares(6)	0	9.3
Don Rogers	2,211,016 shares(7)	0	13.2
All executive officers and directors as a group (7 persons)(8)	11,495,115	0	68.7

(1)
Unless otherwise noted, the address of each executive officer or directors is StreetShares, Inc., 1985 Isaac Newton Square West, Suite 103, Reston, VA 20190.

(2)
For common stock, assumes conversion of all issued and outstanding preferred stock to common stock at the current 1:1 conversion ratio.

(3)
Consists of 4,000,000 shares of common stock.

(4)
Consists of 3,000,000 shares of common stock and 96,974 shares of Series Seed Preferred Stock.

(5)
Consists of 180,000 shares of common stock.

(6)
Consists of 1,551,590 shares of Series Seed Preferred Stock held of record by Accion Gateway Fund, L.L.C. The address of Accion Gateway Fund, L.L.C. is 1101 15th Street, NW, Suite 400, Washington, DC 20005.

(7)
Consists of 2,211,016 shares of Series Seed Preferred Stock held of record by Bethesda StreetShares Group. The address of Bethesda StreetShares Group is c/o Shulman, Rogers, Gandal, Pordy & Ecker, 12505 Park Potomac Ave., 6th Floor, Potomac, MD 20854.

(8)
Includes Messrs. Rockefeller, Konson, Grover, Cushman, Breloff and Rogers and Ms. Chang.

THE STREETSHARES BASIC PLATFORM
StreetShares Note investors are provided with a note directly from the Company. All notes earn the designated annual rate and are fully guaranteed by us. These loans are callable at any time by us. That is, we may repurchase the asset from the StreetShares Note investor at the par value of outstanding principal plus the interest accrued through the repurchase date.
StreetShares notes are held on our platform in electronic form and are not listed on any securities exchange. Selling of StreetShares Notes to third parties is prohibited unless expressly permitted by us. StreetShares Notes can be viewed at any time by accessing the “My docs” tab in the investor’s account. These notes are only accessible by the individual investor and cannot be accessed unless the investor enters login-credentials. All notes must be held by StreetShares investor members.
Loan Servicing
StreetShares has built a platform accessible by customers through online account servicing. StreetShares manages investor servicing in-house. Loan servicing is managed by PFSC, a 23-year-old servicer of contracts for both commercial and consumer portfolios. PFSC has over $20 billion under management as primary servicer, successor servicer, and backup servicer.
Fees
Unlike our institutional and accredited investors, StreetShares Note investors are not charged a servicing fee for their investments, but may be charged a transaction fee if their method of deposit requires us to incur an expense.
Use of Proceeds
We will use the proceeds of this offering primarily to fund borrower member loans through the StreetShares platform but also for general corporate purposes, including the costs of this offering. See “Use of Proceeds.”
Establishing an Account
The first step to being able to purchase StreetShares Notes under our platform is for you to set up an account (a “StreetShares Notes Account”). In order to set up a StreetShares Notes Account, you need to do the following:
•
if you are an individual, you will need to establish a StreetShares Notes Account through our platform by registering and providing your name, email address, social security number, the type of account and other specified information;

•
if you are an organization, you will establish a StreetShares Notes Account through our platform by registering and providing the name of the organization, the type of organization, email address, tax identification number, type of account and other specified information; and

•
in either case, you must agree to our terms of use, privacy policy and subscription agreement, which provide for the general terms and conditions of using our platform and purchasing the StreetShares Notes and other applicable terms and conditions.

As part of these terms and conditions and by registering to purchase StreetShares Notes, you will be required to certify to us, among other things, that:
•
you will have had the opportunity to download and view this offering circular and any offering circular supplement through our platform each time you purchase StreetShares Notes;

•
if you are an individual investor, your purchase order is submitted for and on behalf your account;

•
if you are an organization, your purchase order has been submitted by an officer or agent who is authorized to bind the organization;

•
you are making your own investment decision and understand the risk of investing in the StreetShares Notes;

•
we are not providing you any investment advice nor are we acting as or registered as a broker, dealer, investment adviser or other fiduciary; and

•
your purchase order and all other consents submitted through our platform are legal, valid and enforceable contracts.

You must agree to receive all notifications required by law or regulation or provided for by our platform electronically at your last electronic address you provided to us.
After you have successfully registered with our platform, you will receive a confirmation of your successful registration and may view available StreetShares Note offerings. Please note that you are not obligated to submit a purchase order for any StreetShares Notes simply because you have registered on our platform.
The StreetShares Notes may not be a suitable investment for you, even if you qualify to purchase StreetShares Notes. Moreover, even if you qualify to purchase StreetShares Notes and place a purchase order, you may not receive an allocation of StreetShares Notes for a number of reasons.
If you have difficulty opening an account or otherwise using our platform, you may call a number listed on our platform to speak with one of our customer service representatives. Customer service representatives will help you with technical and technology issues related to your use of our platform. However, customer service representatives will not provide you with any investment advice, nor will they provide you with any information as to the StreetShares Notes, how much to invest in StreetShares Notes, or the merits of investing or not investing in StreetShares Notes.
How to Purchase StreetShares Notes
In order for you to complete a purchase order for StreetShares Notes, you must first provide funds. We will instruct you on how to do so. You may then submit purchase orders by:
•
selecting StreetShares Notes that you wish to purchase from our available offerings;

•
reviewing the applicable offering circular for StreetShares Notes;

•
indicating the amount of StreetShares Notes that you wish to purchase;

•
submitting a purchase order by clicking the confirmation button; and

•
reviewing the purchase order to ensure accuracy, checking the box to confirm accuracy and confirming the purchase order by clicking the confirmation button.

You will not be able to purchase a StreetShares Note unless you have completed all of the above steps.
Once you submit a purchase order to our platform, your purchase order will constitute an offer to purchase StreetShares Notes. For purposes of the electronic order process at our platform, the time as maintained on our platform will constitute the official time of a purchase order.
Platform Operation
Although our platform has been subjected to testing to confirm its functionality and ability to handle numerous purchase orders and prospective investors, we cannot predict the response of our platform to any particular issuance of StreetShares Notes pursuant to this offering circular. You should be aware that if a large number of investors try to access our platform at the same time and submit their purchase orders simultaneously, there may be a delay in receiving and/or processing your purchase order. You should also be aware that general communications and internet delays or failures unrelated to our platform, as well as platform capacity limits or failures may prevent purchase orders from being received on a timely basis by our platform. We cannot guarantee you that any of your submitted purchase orders will be received, processed and accepted during the offering process.

Orders are typically processed on the business day following the order. You may not withdraw the amount of your purchase order, unless the listing is withdrawn or cancelled. Once a purchase order is accepted and processed, it is irrevocable. See “The StreetShares Basic Platform—Structure of Investor Accounts and Treatment of Your Balances” for more information.
Prior to submitting a purchase order, you will be required to acknowledge receipt of the offering documents for the StreetShares Notes that you wish to purchase. In the case of an entity investor, the prospective investor will be required to make representations regarding the authority of the signatory to enter into the agreement and make representations on behalf of the entity.
Currently, the minimum purchase order that you may submit for any particular offering of StreetShares Notes is $25, and there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to SEC Rule 251(d)(2)(C):
•
natural non-accredited persons may only invest the greater of 10% of their annual income or net worth; and

•
non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Structure of Investor Accounts and Treatment of Your Balances
We maintain and act as the recordkeeper of a pooled account at EagleBank to hold the funds for your and other investors’ benefit. This account is referred to as the “FBO account.” In order to submit purchase orders on any StreetShares Note offerings, you must have sufficient funds in the FBO account. You can transfer funds into the FBO account by authorizing an electronic transfer using the ACH network from the prospective investor’s designated and verified bank account to the FBO account, or by wire transfer of funds to the FBO account. All payments to fund purchases of StreetShares Notes are made by deposit or wire transfer into the FBO account. Upon your request, we will transfer prospective investor funds in the FBO account to your designated and verified bank account by ACH or wire transfer, so long as your funds are not already committed to the future purchase of StreetShares Notes.
We will maintain records for you detailing the amount of funds that are available to you for the purchase or StreetShares Notes or for withdrawal in your StreetShares Notes Account. These StreetShares Notes Accounts allow us to track and report for each prospective investor the funds the prospective investor has transferred into and out of the FBO account, the funds the prospective investor has committed to purchase StreetShares Notes, and the interest and principal payments that the prospective investor has received on outstanding StreetShares Notes that it owns. You have no direct relationship with the bank holding the FBO Account by virtue of having a StreetShares Note account or purchasing StreetShares Notes on our platform.
Tax and Legal Treatment
StreetShares Notes will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.
We are regulated state-by-state as a nonbank, commercial lender and have obtained licenses and registrations where required in each state where we lend. Most states do not require us to obtain licenses for our commercial lending activities, as currently structured. We currently operate in 48 states and the District of Columbia. We hold a California Finance Lender License. As a lender we are generally subject to the lending laws of our home state of Virginia and possibly the home state of the borrower. We maintain a dialogue with regulators in states in which we operate and strive to run our business within the bounds of the law and the principles of fairness and goodwill.

SECURITIES BEING OFFERED
Following is a summary of the terms of the StreetShares Notes which will be offered on the StreetShares Basic site.
General.   We may offer StreetShares Notes, with a total value of up to $50 million on a continuous basis, under this offering circular. We will not issue more than $50 million of securities pursuant to this offering circular in any 12-month period.
The StreetShares Notes will:
•
be priced at $25.00 each;

•
represent a full and unconditional obligation of the Company;

•
bear interest at 5%;

•
have a term of three years and will be callable, redeemable, and prepayable at any time by the Company;

•
not be payment dependent on any underlying small business loan issued on our online lending platform.

Ranking.   The StreetShares Notes will be our general unsecured obligations, and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the StreetShares Notes by their terms.
Form and Custody.   StreetShares Notes will be issued by computer-generated program on our website and electronically signed by the Company in favor of the investor. The StreetShares Notes will be stored by the Company in accordance with its custodial arrangements in place for MPDNs issued to institutional and accredited investors and will remain in the Company’s custody for ease of administration. Except during periodic system maintenance, investors may view their StreetShares Notes through their online dashboard.
Prepayment.   StreetShares Notes will be callable, redeemable, and prepayable at any time by the Company at par value plus any accrued but unpaid interest.
Conversion or Exchange Rights.   We do not expect the StreetShares Notes to be convertible or exchangeable into any other securities.
Events of Default.   The following will be events of default under the StreetShares Notes:
•
if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

•
if we fail to pay the principal, or premium, if any, when due whether by maturity or called for redemption; and

•
if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

The occurrence of an event of default of StreetShares Notes may constitute an event of default under any bank credit agreements we may have in existence from time to time. In addition, the occurrence of certain events of default may constitute an event of default under certain of our other indebtedness outstanding from time to time.
Governing Law.   StreetShares Notes will be governed and construed in accordance with the laws of the State of New York.
No Personal Liability of Directors, Officers, Employees and Stockholders.   No incorporator, stockholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours due to the issuance of any StreetShares Notes.

PLAN OF DISTRIBUTION
Subscribing for StreetShares Notes
We are offering up to $50,000,000 in our StreetShares Notes pursuant to this offering circular. StreetShares Notes being offered hereby will be only be offered through the StreetShares Basic website at www.streetshares.com. This offering circular will be furnished to prospective investors via electronic PDF format before or at the time of all written offers and will be available for viewing and download on the StreetShares website, as well as on the SEC’s website at www.sec.gov.
In order to subscribe to purchase StreetShares Notes, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement and provide funds for its subscription amount in accordance with the instructions provided therein.
State Law Exemption and Offerings to “Qualified Purchasers”
Our StreetShares Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Notes offered hereby are offered and sold only to “qualified purchasers” or at a time when our StreetShares Notes are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our StreetShares Notes does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.
Physical Notes Will Not be Issued
We will not issue StreetShares Notes in physical or paper form. Instead, our StreetShares Notes will be recorded and maintained on our membership register.
Advertising, Sales and other Promotional Materials
In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering to better understand possible demand for the StreetShares Note product. These “test-the-waters” materials may include information relating to our Company, this offering, the past performance of our loan transactions, articles and publications concerning small business lending, or public advertisements and audio-visual materials, in each case only as authorized by us. All such materials will contain disclaimers required by, and be disseminated in a fashion permitted by, Regulation A. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Notes, these materials will not give a complete understanding of this offering, us or our Notes and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Notes. To be clear, all investors will be furnished with a copy of a current offering circular before or at the time of all written offers.
LEGAL MATTERS
Certain legal matters regarding the securities being offered by this offering circular have been passed upon for us by Manatt, Phelps & Phillips, LLP, New York, New York.
EXPERTS
Our audited financial statements as of and for the period from July 15, 2013 (inception) through June 30, 2014 and as of and for the year ended June 30, 2015 have been audited by Baker Tilly Virchow & Krause, LLP, independent auditors. Such financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

StreetShares, Inc. and Subsidiaries

Consolidated Financial Statements

As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and
for the Period July 15, 2013 (Inception) through June 30, 2014

Baker Tilly Virchow Krause, LLP 8219 Leesburg Pike, Suite 800 Tysons Corner, VA 22182-2625 tel 703 923 8300 fax 703 923 8330 bakertilly.com

Independent Auditors’ Report
To the Board of Directors and Stockholders of
StreetShares, Inc. and Subsidiaries
Reston, Virginia
We have audited the accompanying consolidated financial statements of StreetShares, Inc., (a Delaware corporation) and subsidiaries, which comprise the consolidated balance sheets as of June 30, 2015 and 2014, and the related consolidated statements of operations, changes in redeemable stock and stockholders’ deficit, and cash flows for the year ended June 30, 2015 and for the period July 15, 2013 (inception) through June 30, 2014, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StreetShares, Inc. and subsidiaries as of June 30, 2015 and 2014, and the results of their operations and their cash flows for the year ended June 30, 2015 and for the period July 15, 2013 (inception) through June 30, 2014, in accordance with accounting principles generally accepted in the United States of America.
Tysons Corner, Virginia
October 13, 2015

StreetShares, Inc. and Subsidiaries

Consolidated Balance Sheets
As of June 30, 2015 and 2014
	2015	2014
Assets
Cash and cash equivalents	$1,542,482	$1,062,722
Advances from investors	509,198	—
Loans, net	2,003,686	—
Accrued interest receivable	8,931	—
Prepaid expenses	28,163	15,569
Property, equipment, and software, net	54,516	34,314
Other assets	20,363	5,121
Total Assets	$4,167,339	$1,117,726
Liabilities, Redeemable Stock, and Stockholders’ Deficit
Liabilities
Accounts payable	$15,359	$10,128
Accrued expenses	253,855	63,098
Payable to investors	2,254,961	—
Accrued interest payable	6,338	—
Deferred revenue	12,428	—
Net advances owed to stockholders	49,279	66,214
Other liabilities	206,282	3,455
Convertible debt, at fair value	2,063,855	—
Total Liabilities	4,862,357	142,895
Redeemable Stock
Series seed preferred stock: $0.0001 par value; 4,735,924 shares authorized; issued and outstanding as of June 30, 2015 and 2014 (liquidation preference value of $1,200,000 as of June 30, 2015 and 2014)	1,200,000	1,200,000
Stockholders’ Deficit
Common stock; $0.0001 par value; 17,000,000 shares authorized; 10,030,396 shares issued and outstanding as of June 30, 2015 10,000,000 shares issued and 9,872,400 shares outstanding as of June 30, 2014	1,003	1,000
Additional paid-in capital	261,430	—
Treasury stock, at cost, 0 shares in 2015 and 127,600 shares in 2014	—	(13)
Accumulated deficit	(2,157,451)	(226,156)
Total stockholders’ deficit	(1,895,018)	(225,169)
Total Liabilities, Redeemable Stock, and Stockholders’ Deficit	$4,167,339	$1,117,726

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Operations
For the Year Ended June 30, 2015 and for
the Period July 15, 2013 (inception) through June 30, 2014
	2015	2014
Operating Revenue
Auction success fees	$86,855	$—
Origination fees	1,627	—
Service fees	5,843	—
Other loan revenue	249	—
Total operating revenue	94,574	—
Net Interest Income (Expense)
Interest income	36,876	—
Interest expense	(23,389)	—
Total net interest income (expense)	13,487	—
Provision for Loan Losses	(19,750)	—
Net revenue	88,311	—
Operating Expenses
Payroll and payroll taxes	1,000,592	72,997
Professional fees	325,755	69,684
Marketing expenses	318,072	—
Start up costs	—	17,700
General and administrative	49,806	9,876
Rent expense	57,519	—
Depreciation and amortization	16,853	—
Other operating expenses	251,009	55,899
Total operating expenses	2,019,606	226,156
Net Loss	$(1,931,295)	$(226,156)

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit
For the Year Ended June 30, 2015 and for
the Period July 15, 2013 (inception) through June 30, 2014
	Redeemable Stock		Stockholders’ Deficit
	Series Seed Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance, July 15, 2013 (inception)	—	$—	—	$—	$—	—	$—	$—	$—
Issuance of Common Stock	—	—	10,000,000	1,000	—	—	—	—	1,000
Conversion of Convertible Promissory Notes	779,370	180,000	—	—	—	—	—	—	—
Issuance of Series Seed Preferred Stock	3,956,554	1,020,000	—	—	—	—	—	—	—
Purchase of Treasury Stock	—	—	—	—	—	(127,600)	(13)	—	(13)
Net Loss	—	—	—	—	—	—	—	(226,156)	(226,156)
Balance, June 30, 2014	4,735,924	1,200,000	10,000,000	1,000	—	(127,600)	(13)	(226,156)	(225,169)
Issuance of Common Stock	—	—	22,721	2	7,501	127,600	13	—	7,516
Exercise of Warrants to Purchase Common Stock	—	—	7,675	1	338	—	—	—	339
Stock Compensation	—	—	—	—	7,411	—	—	—	7,411
Debt Discount on Convertible Notes – Net of Tax	—	—	—	—	246,180	—	—	—	246,180
Net Loss	—	—	—	—	—	—	—	(1,931,295)	(1,931,295)
Balance, June 30, 2015	4,735,924	$1,200,000	10,030,396	$1,003	$261,430	—	$—	$(2,157,451)	$(1,895,018)

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Year Ended June 30, 2015 and for
the Period July 15, 2013 (inception) through June 30, 2014
	2015	2014
Cash Flows from Operating Activities
Net loss	$(1,931,295)	$(226,156)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	16,853	—
Stock compensation expense	7,411	—
Provision for loan losses	19,750	—
Interest on convertible notes	24,655	—
Changes in assets and liabilities:
Advances from investors	(509,198)	—
Prepaid expenses and other assets	(25,157)	(20,690)
Loans	(2,139,515)	—
Accrued interest receivable	(8,931)	—
Deferred revenue	12,428	—
Accounts payable	5,231	10,128
Accrued expenses	190,757	63,098
Payable to investors	2,371,040	—
Accrued interest payable	6,338	—
Other liabilities	4,086	3,455
Net cash used in operating activities	(1,955,547)	(170,165)
Cash Flows from Investing Activities
Purchase of property, equipment, and software	(35,141)	(34,314)
Cash Flows from Financing Activities
(Decrease) increase in net advances owed to stockholders	(16,935)	66,214
Issuance of common stock	7,855	1,000
Issuance of series seed preferred stock	—	1,020,000
Issuance of convertible debt	2,449,500	180,000
Purchase of treasury stock	—	(13)
Deferred financing costs	(4,593)	—
Early exercise of stock options	34,621	—
Net cash provided by financing activities	2,470,448	1,267,201
Net Increase in Cash and Cash Equivalents	479,760	1,062,722
Cash and Cash Equivalents, beginning of year/period	1,062,722	—
Cash and Cash Equivalents, end of year/period	$1,542,482	$1,062,722
Non-cash Financing Transactions:
Conversion of convertible debt to series seed preferred stock	$—	$180,000

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014
Note 1 — Organization
StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates two subsidiaries, StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013, and StreetShares Investor Interest Holding, LLC (“SSIIH”), a Delaware limited liability company, which was formed on October 28, 2014, and shall each have an indefinite life pursuant to its operating agreements. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, and SSIIH. Collectively, these entities are known as the Company.
The Company’s principal activity is providing business loans to small businesses located throughout the United States. The Company offered fully amortizing term loans from $5,000 to $50,000 for terms of six months, one year, two years, three years, and five years from July 2014 to June 2015. Subsequent to June 30, 2015, the Company offers loans from $5,000 to $75,000 for terms of six months, one year, two years and three years.
The Company makes an investment representing a portion of every approved loan and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential loan investors bid an amount of the loan and required interest rate. At the end of the auction, the aggregate of the lowest bids required to fund the approved loan amount are consolidated into one term loan for the borrower at the weighted average rate. Each investor receives their required interest rate.
The Company began operations on July 15, 2013 (inception), which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation — The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of their wholly-owned subsidiaries, SSLC and SSIIH. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements of all entities in which it has a controlling financial interest. The Company has concluded that it does not have any variable interests with any variable interest entities (“VIE”).
Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include allowance for loan losses, stock based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of long-lived assets, the valuation of deferred tax assets, and the fair value of convertible debt. The Company bases its estimates on historical experience, current events, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.
Cash and Cash Equivalents — The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014

Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.
Advances from Investors — The Company requires cash deposits from prospective investors (lenders) in anticipation of their participation in future loan auction activities. Deposits are refundable and, accordingly are included as a component of Payable to Investors.
Loans — The Company values the full value of their loans at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet date. The Company originated its first loan in July 2014.
Allowance for Loan Losses — The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.
The Company evaluates the creditworthiness of its portfolio on an aggregated basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known factors applicable to individual loans, such as delinquency status, are considered in estimating the effect of any incurred losses on the recorded amount of the allowance for loan losses, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond the Company’s control. Any combination of the aforementioned factors may adversely affect the Company’s loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. As of June 30, 2015, management has recorded an ALL of approximately $135,600. Of the $135,600, approximately $19,800 is related to the loans funded by the Company and approximately $115,800 is related to the loans funded by investors. The allocation of the allowance for loan losses between the Company and the investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The investor portion of the allowance does not affect the operations of the Company, as it is reduction in the amount payable to investors. There are no charge offs and recoveries related to ALL for the year ended June 30, 2015.
Impaired and Charged-Off Loans — The Company loans are paid back on a weekly basis. The Company considers a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in the Company’s judgment, will continue to make their payments as scheduled.
Generally, after 120 days of delinquency, the Company will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that they will be unable to collect all of the remaining principal payments. Charge-offs will be allocated to the Company and the investors on a pro-rata basis according to the relative principal balances outstanding funded by each party.
Property, Equipment, and Software — Property, equipment, and software (“PE&S”) consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a five year useful life. All other PE&S assets are estimated to have a two to five year useful life or lease-term, if shorter, for leasehold improvements.

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014

The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.
Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally two to five years.
PE&S consisted of the following:
	Estimated Useful Life	2015	2014
Computer and electronics	5 years	$41,950	$9,182
Office equipment, furniture, and fixtures	5 years	3,543	1,170
Capitalized internal-use software	3 years	22,812	22,812
Leasehold improvements	life of lease	1,150	1,150
		69,455	34,314
Less: accumulated depreciation and amortization		(14,939)	—
Property, Equipment, and Software, net		$54,516	$34,314

Depreciation and amortization expense for the year ended June 30, 2015 was approximately $16,900, of which $1,914 related to amortization of deferred financing costs. The Company did not incur any depreciation or amortization expense for the period July 15, 2013 (inception) through June 30, 2014 as the Company’s assets were not placed in service until July 2014.
The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company has determined that no impairment has occurred for the year ended June 30, 2015 and for the period July 14, 2013 (inception) through June 30, 2014.
Loans and Payable to Investors
The Company uses Member Payment Dependent Notes (or MPDNs) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower. Investors specify the amount and rate they require to fund that portion of the loan and the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the investor receives the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the investor will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the investor, less applicable servicing fees. MPDNs are available to accredited investors only.
Revenue Recognition — The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through payment date. Service fees are fees charged to investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees,

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014 relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by investors, are recognized when received upon the funding of the loans.
The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan investors on a weighted basis by amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.
Income Taxes — The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.
Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.
The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2015, includes all returns filed since the Company’s inception. No income tax returns are currently under examination by taxing authorities.
Accounting for Stock-Based Compensation — The Company’s stock based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.
Advertising Costs — All advertising costs are expensed as incurred.
Fair Value Measurement — In accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in period subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:
Level 1 —
Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2 —
Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other unobservable inputs other than quoted prices.

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014

Level 3 —
Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to fair value measurement.
Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under the amended guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has voted to approve a one-year deferral of the effective date from January 1, 2017 to January 1, 2018, while allowing for early adoption as of January 1, 2017. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Company’s consolidated financial statements, but significant disclosures to the Notes thereto will be required.
January 2015, the FASB issued ASU No. 2015-01, Income Statement — Extraordinary and Unusual items (Subtopic 22-20). The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements or the Notes thereto.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810) — Amendments to the Consolidation Analysis. Under the amended guidance all reporting entities are within the scope of Subtopic 810-10, Consolidation — Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. The ASU is effective for the annual period ending after December 15, 2015, and all reporting periods thereafter. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements or the Notes thereto.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40). In connection with preparing financial statements for each annual and interim reporting periods, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued (or at the date that the financial statements are available to be issued when applicable). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of this guidance is not expected to have a significant impact on the consolidated financial condition, results of operations or liquidity of the Company.
Note 3 — Loans and Payable to Investors
The Company’s marketplace is where borrowers and investors engage in transactions relating to custom loans. SSLC issues notes to the borrowers and StreetShares, Inc. issues notes as a means to allow investors to invest in the associated loans.

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014

As of June 30, 2015, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:
	StreetShares Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding
Loans	$277,673	$1,861,842	$2,139,515
Allowance for loans losses	(19,750)	(116,079)	(135,829)
Total loans, net	$257,923	$1,745,763	$2,003,686

As of June 30, 2015, payable to investors, on the accompanying consolidated balance sheet, consists of the following:
Net loans owned by investors	$1,861,842
Provision for loan losses	(116,079)
Advances from investors	509,198
Total payable to investors	$2,254,961

As of June 30, 2015, loans had original terms of 6 months, 1 year, 2 years, 3 years, and 5 years. As of June 30, 2014, no loans had been originated.
As of June 30, 2015 all loans outstanding have been originated within the previous 11 months, through market place auctions. Because the terms of these loans are established through such actions, the Company believes the carrying amount of these loans, and the corresponding payables to investors approximate their fair value.
Note 4 — Redeemable Stock and Stockholders’ Equity
In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of  $0.258 per share.
In conjunction with the Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of Preferred Stock and the holders of common stock have certain rights and privileges as described below.
Voting — Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. The holders of Preferred Stock have equal voting rights and powers of those of common stock holders and shall vote together with the holders of common stock as a single class, with the exception of voting on certain matters. A majority vote of the holders of Preferred Stock, defined as 66.67 percent, voting as a single and separate class, is required in order to authorize certain actions of the Company including, the removal or replacement of the Chief Executive Officer, Chief Operating Officer, or Chief Technology Officer, any action that changes the rights, preferences, or privileges of Preferred Stock, the increase or decrease in the authorized number of shares of Preferred Stock or common stock, the authorization of any new class or series of stock or certain other convertible securities, the redemption or repurchase of the Company’s common stock or Preferred Stock, certain transactions regarding the transfer of assets or acquisitions, the voluntary dissolution or liquidation

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014 of the Company, any amendment of the Company’s Certificate of Incorporation or Bylaws of the Company, the increase or decrease in the authorized number of members of the Board, or any payment or declaration of a dividend on shares of any common stock or Preferred Stock that ranks junior to the Series Preferred.
As long as any Preferred Stock shares remain outstanding, the holders of the Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of common stock and Preferred Stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect five members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect all remaining members of the Board of Directors. In accordance with the amended and restated certification of incorporation, when at least 10 percent of the originally issued Preferred Stock shares are outstanding, the Company shall not directly or indirectly by amendment, merger, consolidation, or otherwise create an event or circumstance that is defined in the executed agreement, without at least two-third percentage of the then-outstanding shares of Preferred Stock.
Conversion — The holders of Preferred Stock, at the option of the holder, may be converted at any time into common stock. The number of shares of common stock to which a holder of Preferred Stock shall be entitled to, upon conversion, shall be equal to the conversion rate in effect at the time of conversion multiplied by the number of shares of Preferred Stock being converted. The conversion rate in effect at the time of conversion shall be equal to the applicable original issue price divided by the applicable conversion price. The conversion price for each series of Preferred Stock shall initially be equal to the original issue price of such series of Preferred Stock, and is subject to adjustments pursuant to the Company’s Certificate of Incorporation. The conversion rate in effect as of June 30, 2015 is 1:1.
Shares of Preferred Stock shall automatically be converted into common stock at the then-effective conversion rate, 1) at any time upon affirmative election of the holders of the Preferred Stock, voting as a single class; or 2) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross proceeds to the Company are at least $25,000,000. Upon such automatic conversion, any declared but unpaid dividends shall be paid.
Liquidation — In the event of any liquidation, dissolution, or winding down of the Company, whether voluntary or involuntary (“Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Preferred Stock shall be entitled to be paid, for each share of Preferred Stock held, an amount per share equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock. After the payment of the full liquidation preference to the holders of Preferred Stock, the remaining assets available for distribution shall be distributed ratably to the holders of common stock.
Dividends — If declared by the Board of Directors of the Company, the holders of Preferred Stock, in preference to the holders of common stock, are entitled to receive non-cumulative cash dividends in a per share amount equal (on an as-converted basis) to the amount paid for each share of common stock.
Redemption — The Company shall be obligated to redeem the Preferred Stock upon the vote of the holders of a majority, defined as 66.67 percent, of the then-outstanding shares of Preferred Stock, after a deemed Liquidation Event, which does not result in the dissolution of the Company, as defined in the Amended Articles of Incorporation. The redemption amount for each share of Preferred Stock shall be equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock.
The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014

Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of shareholders’ equity as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.
Stock Warrants — For the year ended June 30, 2015, the Company issued warrants to purchase up to 390,196 shares of common stock in exchange for hitting various benchmarks, which 7,675 shares were exercised during the year. Warrants have an exercise price of per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance, and are scheduled to expire from November 2019 to June 2020. The Company cancelled warrants to purchase 164,123 shares of common stock previously issued to one of the investors in August 2015.
Restricted Stock — On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. As of the date of the Restricted Stock Purchase Agreement, 25 percent of the shares of stock will vest immediately, and the remaining shares of stock will be subject to the repurchase option on a monthly basis such that 100 percent of the shares of stock will be released from the repurchase option on November 5, 2017.
Note 5 — Stock-Based Compensation
In December 2013, the Company adopted and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company has initially authorized to issue up to 1,765,000 shares of common stock. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the required service period. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.
Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014

A summary of stock option activity under the 2014 EIP of the Company is as follows:
	Number of Option Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term
Outstanding at July 15, 2013 (inception)	—	$—	—
Granted	937,600	0.05	10 years
Exercised	—	—	—
Canceled	—	—	—
Outstanding at June 30, 2014	937,600	$0.05	10 years
Granted	353,416	$0.05	10 years
Exercised	(150,321)	0.05	—
Canceled	—	—	—
Outstanding at June 30, 2015	1,140,695	$0.05	9.1 years

A summary of vested options and unvested options expected to vest at June 30, 2015, is as follows:
	Number of Option Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term
Options at June 30, 2015
Vested	83,643	$0.05	9 years
Unvested and exercisable	1,057,052	0.05	9.1 years
Unvested and non-exercisable	—	—	—
Vested and Expected to Vest	1,140,695	$0.05	9.1 years

A summary of vested options and unvested options expected to vest at June 30, 2014, is as follows:
	Number of Option Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term
Options at June 30, 2014
Vested	—	$—	—
Unvested and exercisable	937,600	0.05	10 years
Unvested and non-exercisable	—	—	—
Vested and Expected to Vest	937,600	$0.05	10 years

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees pursuant to stock option exercises.
The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using an options pricing model. The Company

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014 records the related compensation expense over the requisite service period, normally the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.
The fair value of each option was estimated on the date of grant using the following assumptions for grants:
	2015	2014
Stock price volatility	48%	3%
Expected term	7 years	3 years
Risk-free interest rate	1.37% – 1.77%	2.53%
Dividend yield	0%	0%
The total stock-based compensation expense in the amount of approximately $7,400 was recorded for the year ended June 30, 2015. The Company did not recognize any compensation expense recorded for the period July 15, 2013 (inception) through June 30, 2014 as no granted options had vested during this period. The total unamortized compensation expense related to awards of approximately $24,900 and $10,500 as of June 30, 2015 and 2014, respectively, is expected to be recognized over a weighted average remaining period of three years. As of June 30, 2015, the Company received approximately $34,600 from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheet.
Note 6 — Commitments and Contingencies
Operating Leases — On June 24, 2014, the Company entered into an 18 month lease for their corporate offices located in Reston, Virginia. The lease terminates on December 31, 2015 and calls for monthly rent payments of approximately $5,120 with an increase to approximately $5,325 on July 1, 2015. After December 31, 2015, the lease provides the option to commence a month-to-month agreement. An amendment was executed on August 27, 2015 to extend the term to June 30, 2016, with otherwise similar terms.
Future minimum lease payments under non-cancelable operating leases as of the report date are as follows:
Year ending June 30, 2016	$63,904
$63,904

Note 7 — Income Taxes
The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At June 30, 2015 and 2014, the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014 reflect a benefit for income taxes. As of June 30, 2015 and 2014, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $860,000 and $226,000, respectively, that will begin to expire in 2035. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.
The Company recorded $164,120 related to tax effect of the convertible debt for the year ended June 30, 2015. The amount is included in liabilities on the accompanying consolidated balance sheet.
Note 8 — Line of Credit
On June 19, 2014, the Company obtained a line of credit with financial institution, EagleBank, with maximum borrowings of up to $100,000 to provide the Company short-term working capital and is secured by a first priority blanket lien on substantially all of the Company’s assets and is further guaranteed for repayment by the Company’s three co-founders, individually. Interest is payable monthly which accrues interest at the 30-day London Interbank Offered Rate adjusted on a daily basis plus 3.5 percent, subject to a floor rate of 4.5 percent. The interest rate was 4.5 percent as of June 30, 2015 and 2014. In December 2014, the Company obtained an additional line of credit with maximum borrowings of up to $400,000. Both line of credits are due on demand and has a reaffirmation date of January 1, 2016. Principle is due on the earlier of demand or December 3, 2015. As of June 30, 2015 and 2014, the Company did not draw on the line of credit.
Note 9 — Convertible Debt
From February to May 2015, the Company issued approximately $2,449,500 in convertible promissory notes to investors, which are convertible into shares of the Company’s common stock. The convertible debt has a term of 18 months from the issuance date and accrues interest at 6 percent per annum. As of June 30, 2015, accrued and unpaid interest under the convertible debt is approximately $24,700. These notes have conversion features that will result in the notes being automatically converted into the Company’s stock if the Company issues equity securities of at least $1,000,000, in a single or series of multiple-related closings of the same offering. These notes are reflected on the accompanying consolidated balance sheet at their estimated fair value. Fair value has been estimated by discounting the principal balance outstanding using the Company’s estimated incremental borrowing rate (13 percent) applied over the estimated term to conversion (18 months). The determination of fair value involved the use of Level 2 inputs. The resulting discount is reflected as a component of additional paid-in capital.
The Company recorded $164,120 related to tax effect of the convertible debt for the year ended June 30, 2015. The amount is included in liabilities on the accompanying consolidated balance sheet.
Note 10 — Related Parties
Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, who are the Company’s primary stockholders. As of June 30, 2015 and 2014, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets.

StreetShares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
As of and for the Year Ended June 30, 2015 and as of June 30, 2014 and for the Period July 15, 2013 (Inception) through June 30, 2014

Note 11 — Accrued Expenses
Accrued expense as of June 30, 2015 and 2014 is comprised of the following:
	2015	2014
Accrued marketing fee	$18,023	$—
Accrued professional and legal fee	217,057	41,200
Accrued payroll	9,415	21,898
Other	9,360	—
	$253,855	$63,098

Note 12 — Subsequent Events
The Company has evaluated its consolidated financial statements for subsequent events through October 13, 2015, the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.
Effective July 1, 2015, one of the three co-founders surrendered 1,237,500 shares of his common stock to the Company. The individual also resigned from his position as an employee and director of the Company on June 15, 2015.

StreetShares Notes
MAXIMUM OFFERING: $50,000,000
MINIMUM OFFERING: $0

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth on the cover. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.
February 18, 2016